Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

Western Midstream Operating, LP

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	5.450% Senior Notes due 2034	457(r)(1)	$800,000,000	99.743%	$797,944,000	.00014760	$117,776.53

Carry Forward Securities	—	—	—	—	—	—		—

	Total Offering Amounts					$797,944,000		$117,776.53

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$117,776.53

(1)

The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and represents deferred payment of the registration fee in connection with the Registrant’s Registration Statement on Form S-3ASR (File No. 333-270964-01) paid herewith.